January 28, 2010

Mr. Vincent DiStefano Division of Investment Management Securities and Exchange Commission 100 F Street, N.E., Room 4700 Washington, D.C. 20549

Harris Associates Investment Trust
1933 Act Registration No. 033-38953
1940 Act Registration No. 811-06279

Dear Mr. DiStefano:

This letter is a follow-up to our earlier letter to you dated January 19, 2010 (the “Earlier Correspondence”), and responds to the comments you verbally conveyed to Alan Goldberg and me on January 25, 2010, regarding post-effective amendment no. 38 to the registration statement on Form N-1A of Harris Associates Investment Trust (the “Trust”) and each series thereof (each, a “Fund” and collectively, the “Funds”).  For convenience, each of your comments is repeated below, with responses immediately following. Unless otherwise indicated below, each comment and corresponding response applies to each of the Funds.

1.
Comment:     In Response 4 of the Earlier Correspondence, you stated that the Trust would revise the first sentence of the second paragraph of the “Common Stock Risk” sub-section under the section entitled “Principal Investment Risks” for each Fund, other than Oakmark Select Fund and Oakmark Global Select Fund, to clarify that the Fund is not concentrated in a particular industry, but rather is concentrated in the number of stocks in which it invests. Please further revise that sentence using a word other than “concentrated,” given the staff’s interpretation of the meaning of that word.

Response: The sentence has been revised as follows:

The Fund’s portfolio tends to be invested in a relatively small number of stocks.

2.
Comment:      In Response 21 of the Earlier Correspondence, you declined to amend the Trust’s registration statement in light of the staff’s position that a fund must, under normal circumstances, invest at least 40% of its portfolio in securities of non-U.S. companies in order to have the word “global” in its name (the “Global Test”). The staff has considered your response and again wishes to convey to you its position on the Global Test.

Mr. Vincent DiStefano
January 28, 2010
Page

Response:
We take the staff’s position with respect to the Global Test very seriously and are mindful of the staff’s desire to ensure that a fund’s name not be misleading. However, for the following reasons, as described more fully in the Earlier Correspondence, we continue to respectfully disagree that the use of the term “global” in Oakmark Global Fund’s name requires that the Fund must, under normal circumstances, invest at least 40% of its portfolio in securities of non-U.S. companies.  We base this conclusion primarily on (1) the fact that the Securities and Exchange Commission (the “Commission”) has never deemed the term “global” to be subject to Section 35(d) of or Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), and (2) our belief that the use of the term “global” in the Fund’s name is not misleading in view of the detailed disclosure that the Fund’s prospectus provides regarding the types of companies in which the Fund may invest.  Moreover, complying with this request would require a substantial change in the management and structure of the Fund’s portfolio, both of which would be inconsistent with the Fund’s long-standing practice. Finally, our competitive analysis indicates that the overwhelming majority of “global funds” do not meet the Global Test, enjoy greater investment freedom, and may be able to achieve greater performance success than the Fund.  Consequently, the Fund would be handicapped as it competes for investors when its performance is compared to that of other funds that use the term “global” in their name.

* * * * *

We believe that this information responds to all of your comments.  If you should require any additional information feel free to call me at 312.807.4442 or Alan Goldberg at 312.807.4227.

Very truly yours,

/s/ Kevin R. Bettsteller

Kevin R. Bettsteller

Enclosures

Copies (w/encl.) to:	D.J. Gorman
Ian McPheron
Janet Reali
Alan P. Goldberg (firm)
Paulita A. Pike (firm)